ALANCO TECHNOLOGIES, INC.
                           15575 N. 83rd Way, Suite 3
                              Scottsdale, AZ 85260




September 21, 2006


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re:      Request for Withdrawal of S-3 Registration Statement
         File No. 333-136960
         Filed on August 29, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Alanco Technologies, Inc. (the "Registrant") hereby requests withdrawal of the Registrant's Registration Statement on Form S-3, File No. 333-136960, filed on August 29, 2006.

Withdrawal of the Registration Statement is requested due to Registrant's non-compliance with Rule 3-12 of Regulation S-X. The Company intends to file a new Form S-3 Registration Statement within a short time after the filing of our current Form 10-KSB, which will be filed on September 28, 2006.

This letter will serve to confirm on behalf of the Company that no securities have been sold under the Registration Statement.

If you have any questions concerning this request, please contact John Carlson at 480-505-4869.

Sincerely,

Alanco Technologies, Inc.

By:      /s/ John A. Carlson
         John A. Carlson
         Chief Financial Officer